SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __)

Under the Securities Exchange Act of 1934

Golden Eagle International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

380961 10 2
(CUSIP Number)

Golden Eagle Mineral Holdings, Inc.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2007
(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS Golden Eagle Mineral Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a)[ ] (b)[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable. Conversion of Series B Contingent Convertible Preferred Shares

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Item 2(d)[__] Item 2(e)[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Turks and Caicos Islands

7	SOLE VOTING POWER 498,996,250

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER 498,996,250

10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,996,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.65%

14	TYPE OF REPORTING PERSON Golden Eagle Mineral Holdings, Inc., a Turks & Caicos Islands corporation, the Reporting Person is managed by Dr. J. Miguel Monroy.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value of Golden Eagle International, Inc. The principal executive offices of Golden Eagle International, Inc. are presently located at 9661 South 700 East, Salt Lake City, Utah 84070, Telephone 801-619-9320.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Golden Eagle Mineral Holdings, Inc. a corporation formed in the Turks & Caicos Islands.

(b)	Business Address: Chancery Court, Leeward Highway, Providenciales, Turks and Caicos Islands.

(c)	Not Applicable.

(d)	During the last five (5) years, Dr. J. Miguel Monroy, the President of Golden Eagle Mineral Holdings, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, Dr. J. Miguel Monroy, the President of Golden Eagle Mineral Holdings, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Dr. J. Miguel Monroy, the President of Golden Eagle Mineral Holdings, Inc., is a citizen of Bolivia.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Golden Eagle International, Inc. owed $1,251,089 to Golden Eagle Mineral Holding, Inc., which debt was converted by Golden Eagle Mineral Holding, Inc. into 1,251,090 shares of the Series B Contingent Convertible Preferred Stock of Golden Eagle International, Inc. on December 31, 2006. On June 27, 2007 Golden Eagle Mineral Holdings, Inc. acquired 936,960 additional Series B Preferred Shares. Between April and June of 2007, Golden Eagle Mineral Holdings, Inc. disposed of 192,065 of its Series B Preferred Shares. On December 27, 2007, Golden Eagle Mineral Holdings, Inc. converted 1,995,985 Series B Contingent Convertible Preferred Shares into 498,996,250 common shares. Golden Eagle Mineral Holding presently holds 26.5% of Golden Eagle International, Inc's common shares and holds no other shares. Each share of Golden Eagle International, Inc.'s Series B Contingent Convertible Stock is convertible into 250 shares of its common stock.

ITEM 4.     Purpose of Transaction.

The purpose of the December 27, 2007 transaction was to convert Series B Contingent Convertible Preferred shares of Golden Eagle International, Inc. into its common shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The purpose of the December 27, 2007 transaction was to convert Series B Contingent Convertible Preferred shares of Golden Eagle International, Inc. into its common shares.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER. Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2008	Golden Eagle Mineral Holdings, Inc
/s/Dr. J. Miguel Monroy, President